Item 7
 BlackRock Advisors, LLC
 Aperio Group, LLC
 BlackRock Investment Management (UK) Limited
 SpiderRock Advisors, LLC
 BlackRock Fund Advisors
 BlackRock Institutional Trust Company, National Association
 BlackRock Financial Management, Inc.
 BlackRock Japan Co., Ltd.
 BlackRock Investment Management, LLC



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.